Exhibit 99.1

Mazor Robotics Inc. 189 South Orange Ave. Suite 1850 Orlando, FL 32801 Toll Free:1 (800) 80 - MAZOR usa@MazorRobotics.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 38900, Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstraße 1048163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

Christopher Prentice to Lead Mazor Robotics’ U.S. Commercial Operations
and Global Marketing Strategy

CAESAREA, Israel – September 6, 2013 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQCM: MZOR), the developer of Renaissance™, an innovative surgical guidance system and its complementary products, announced today that Christopher Prentice has been promoted to Senior Vice President, America & Global Marketing.  In this new role, Mr. Prentice will oversee Mazor’s commercial and sales operations in the Americas while also continuing to oversee the Company’s global marketing strategy.  He will report directly to Ori Hadomi, Chief Executive Officer and will be a member of the corporate senior executive team.

Mr. Prentice joined the company in 2010 and has spent the past 15 years in healthcare management with a focus on advancing new technologies in surgery. Prior to joining Mazor, he held leadership positions in marketing & sales at Ethicon Endo-Surgery, a Johnson & Johnson company, Intuitive Surgical, Inc., and served on the leadership team of Tampa General Hospital. Chris graduated from the United States Military Academy at West Point, has an MBA from Western New England University, and an MHA from the University of South Florida.

“Chris has made a significant contribution to the success of Mazor and I believe that his new responsibilities will contribute to the growth and success of the company,” commented Ori Hadomi, Chief Executive Officer.

About Mazor

Mazor Robotics (TASE: MZOR; NASDAQCM: MZOR) is dedicated to the development and marketing of innovative surgical robots and complementary products that provide a safer surgical environment for patients, surgeons, and operating room staff. Mazor Robotics’ flagship product, Renaissance™, is a state-of-the-art surgical robotic system that enables surgeons to conduct spine surgeries in an accurate and secure manner. Mazor Robotics systems have been successfully used in the placement of over 35,000 implants in the United States and Europe.  Numerous peer-reviewed publications and presentations at leading scientific conferences have validated the accuracy, usability, and clinical advantages of Mazor Robotics technology.  For more information, the content of which is not part of this press release, please visit www.mazorrobotics.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws.  Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. For example, forward-looking statements are used in this press release, when we discuss that Christopher Prentice’s new responsibilities will contribute to the growth and success of our company.These statements are only predictions based on Mazor's current expectations and projections about future events.  There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements.  Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC).  For more details, refer to Mazor's SEC filings and the amendments thereto, including its Registration Statement on Form 20-F filed on May 10, 2013 and its Current Reports on Form 6-K. Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group

Michael Polyviou/Robert Jones - Investors
mpolyviou@evcgroup.com; bjones@evcgroup.com
(212) 850-6020; (646) 201-5447

John Carter – Media
jcarter@evcgroup.com
(212) 850-6021